Tidal Trust II

234 West Florida Street, Suite 700

Milwaukee, WI 53204

October 27, 2026

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re: Tidal Trust II

File Nos. 333-264478, 811-23793

Request for Withdrawal of Post-Effective Amendment No. 771 to the Trust’s Registration Statement on Form N-1A

Ladies and Gentlemen:

Tidal Trust II (the “Trust”) applies under Rule 477 of the Securities Act of 1933, as amended, to withdraw Post-Effective Amendment No. 771 to its Form N-1A registration statement (the “Amendment”), filed October 2, 2026 (Accession No. 0001999371-26-022009). The Amendment added Hilton Dividend & Yield Equity ETF and Hilton NCA Enhanced Fixed Income ETF as new series of the Trust.

The Trust is withdrawing the Amendment to revise the proposed arrangements and disclosures for these Funds before submitting a new filing.

No securities of these Funds were sold in connection with the offering described in the Amendment.

This application is limited to the Amendment and the two Funds named above. It does not seek withdrawal of the Trust’s entire Form N-1A registration statement or of any filing concerning another series. The Trust believes that granting the request would serve the public interest and protect investors.

If you have any questions or require further information, please contact David Mathews at (262) 240-4657 or dmathews@tidalfg.com.

Sincerely,

/s/ David Mathews

David Mathews

Senior Counsel II

Tidal Investments LLC, on behalf of Tidal Trust II